[Letterhead of Barnes & Thornburg LLP]

May 28, 2014

Perry Hindin
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Scio Diamond Technologies Corporation
Revised Preliminary Consent Statement on Schedule 14A
Filed May 15, 2014 by Thomas P. Hartness, et al.
File No. 0-54529

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed April 18 and 24, 2014 by Thomas P. Hartness, et al.
File No. 0-54529

Schedule 13D Amendment No. 3
Filed May 8, 2014
Filed by Thomas P. Hartness Revocable Trust, et al.
File No. 5-87042

Dear Mr. Hindin:

On behalf of Save Scio (“Save Scio,” “we” or “us”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter dated May 23, 2014, with respect to the filings referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, Save Scio is filing Amendment No. 2 (“Amendment No. 2”) to its Consent Statement on Schedule 14A (the “Consent Statement”). We are providing supplementally to the Staff four copies of a version of Amendment No. 2 that have been marked to show the changes to Amendment No. 1 to the Consent Statement that was filed on May 15, 2014.  All page references in the responses set forth below are to the pages of Amendment No. 2 that have been marked.  All capitalized terms not herein defined have the meanings ascribed to them in the Consent Statement.

Revised Preliminary Consent Solicitation Statement

General

1.
Please include disclosure in the consent solicitation statement noting Mr. McMahon’s failure to sign the written statement attached as Exhibit A to your response letter dated May 14, 2014. Please include in such disclosure the contents of

Perry Hindin
May 28, 2014

such statement, including that the filing person acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 6-7 of the Consent Statement has been revised.

Who is paying for the solicitation on behalf of Save Scio? Page 9

2.	It appears that some of the missing information in this section should already be known by the filing persons. Please revise to provide such information.
Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 9-10 of the Consent Statement has been revised.

Proposal No. 3: Election of Directors, page 15

3.
We note your response to prior comment 14. Please correct the typos contained in this section. Specifically, the paragraphs following the summary of the business experience of Messrs. Mack, Brown, Kobrovsky and Smoak mistakenly refer to Mr. Wolkowitz in describing the respective nominee’s attributes that led to the conclusion that such nominee should serve as a director of the Company.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on pages 16-20 of the Consent Statement has been revised.

Security Ownership of Certain Beneficial Owners and Management, page 25

4.
We note your response to prior comment 23. Reconcile the figures in footnote 1 in the letter to stockholders with the figures on pages 26 and 27. Specifically, each of these pages indicates that Save Scio beneficially owns 8,829,928 (letter to stockholders), 8,926,178 (page 26) and 8,861,178 (page 27) shares.

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement in footnote 1 in the letter to stockholders and on pages 26-27 of the Consent Statement has been revised.  We would note that the disclosure in Save Scio’s filings now uniformly discloses that the members of Save Scio beneficially own 8,988,678 shares, which amount includes 65,000 shares and 65,000 shares issuable upon the exercise of warrants held by children of certain members of Save Scio, of which beneficial ownership is disclaimed, and 31,250 shares issuable upon the exercise of options.

Procedural Instructions, page 29

5.	We note your response to prior comment 24 and we reissue the comment with respect to this section and the Consent itself.

Perry Hindin
May 28, 2014

Response:  In response to the Staff’s comment, the disclosure in the Consent Statement on page 29 of the Consent Statement and Proposal 1 and Proposal 2 on the Consent have been revised.

Soliciting Materials Filed on April 18 and April 24, 2014

6.
We note your response to our prior comment 30 and have reviewed the supplemental materials provided to us under separate cover. We are unable to agree that you have provided a reasonable factual basis to make the following statements:

•
“Save Scio is disappointed that Scio Diamond Technology Corporation’s (OTCBB: SCIO) Board of Directors is trying to rob stockholders of their ability to elect the management of their corporation by written consent;” (emphasis added)

•	“We want to reverse the continuing actions of the current Board that have deprived the Company of any chance of success;” (emphasis added)
•	“Scio has been run as a personal piggy bank by “Founders” Ed Adams and Robert Linares;” (emphasis added) and
•
“The real trick in covering his tracks was trying to keep the Apollo stockholders from suing by selling them cheap shares, and in the process wildly diluting existing Scio stockholders;” (emphasis added).

Please refrain from including such statements in future soliciting materials.

Response:  We will refrain from including such statements in future soliciting materials.

Schedule 13D

7.
We note your response to prior comment 32. Please advise why the disclosure in the tables at the forepart of Save Scio’s amended Schedule 13D indicates that Mr. McPheely has shared, as opposed to sole, voting power and that the other holders have shared voting power. We note that Section 3 of the Voting Agreement referenced in our prior comment indicates that each Group Member appointed Mr. McPheely its proxy and attorney-in-fact to vote or act by written consent during the term of the Voting Agreement. Please also revise Item 6 of Schedule 13D to include a description of the irrevocable proxy referenced in Section 3 of the Voting Agreement.

Response:  In response to the Staff’s comment, the disclosure in the tables at the forepart and in Items 4, 5 and 6 of Save Scio’s Schedule 13D has been revised.  We would respectfully submit that Mr. McPheely’s voting power is shared in that the members of Save Scio granting an irrevocable proxy to Mr. McPheely still retain voting power over other matters not within the scope of authority granted under Section 3 of the Voting

Perry Hindin
May 28, 2014

Agreement.  Nevertheless, we have revised the tables at the forepart of Save Scio’s amended Schedule 13D to indicate that Mr. McPheely has sole, as opposed to shared, voting power.

We are pleased to answer any questions you may have and we will make every reasonable effort to obtain any additional information you may require.

Regards,

BARNES & THORNBURG LLP

/s/ Peter Ekberg

Peter Ekberg

cc:	Bernard M. McPheely
Save Scio

Blake Cooper
David Young
Barnes & Thornburg LLP